Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Kindred
Healthcare
&
GENTIVA®
BETTER
TOGETHER
November 11, 2014
Greetings,
This marks our fifth edition of our Better Together communications as we progress forward in the planned integration of Kindred and Gentiva. We hope that you find this newsletter to be informative and responsive to all of your questions.
Our integration teams are working on a great number of plans to ensure that after the close, the transition is as smooth as possible for everyone involved. We had a very successful in-person meeting three weeks ago in Atlanta and we are planning the next face to face meeting of our integration teams this week in Louisville.
Now we’d like to answer some of the great questions we received this week:
CONTRACTS
Will there be an update to our current contracts with universities to provide clinical internships for their students?
Nothing will change with the current contracts in 2015. Kindred shares Gentiva’s strong commitment to identifying and recruiting talented individuals for student internships through our strong relationships with colleges and universities. The integration teams will be evaluating all of the existing contracts to ensure that we have the best plan in place for the combined company.
Will Gentiva locations be covered by Kindred’s negotiated insurance payors – and vice versa – after the transaction closes?
There should be minimal to no impact to the payor contracts after the transaction closes. However, the integration teams will be reviewing all payor contracts to ensure continuity of care within integrated markets and we will provide updates as needed. continued
KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.
OUR KEY SUCCESS FACTORS
Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance
Improvement
Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

Kindred Healthcare & ® GENTIVA®
Better Together
PAY & BENEFITS
Will we see a pay raise?
As we stated in our last Better Together, at Kindred we are committed to doing what we can, when we can, and that includes providing merit increases. As soon as we have additional information – about merits, about benefits – we will share it with you.
Does Kindred provide a company vehicle?
We do not provide company vehicles, but we recognize that many of our team members spend a significant amount of time driving so we provide mileage reimbursement in line with our peer companies.
EMPLOYMENT OPPORTUNITIES AND POLICIES Will this company be big on education/training employees for what is expected of them?
At Kindred, we are proud of our commitment to our greatest strength – our dedicated employees. In order to equip our teammates to provide high-quality medical care and rehabilitation, we invest in ongoing training, educational opportunities, sharing of best practices, as well as providing the proper tools and resources. Our goal is to ensure that all of our employees have the background and training to provide the very best in care and services to our patients.
Will Gentiva employees that apply for available Kindred openings be given internal consideration as a current employee or will we have to apply as a new hire?
Until the transaction is complete, Kindred and Gentiva will continue to operate as two separate companies. Due to legal restrictions, as a Gentiva employee you are unable to apply as an internal hire for Kindred positions prior to close. However, we welcome your application now as an external candidate to Kindred.
Will the company still employ nurse practitioners?
Yes, and we believe that because of the breadth of Kindred’s post-acute services, the combined company will provide new opportunities for nurse practitioners and other clinicians.
We have been told that it is likely that the field will not be affected with regards to losing jobs. What is the likelihood of Kindred keeping the employees at the corporate level?
While there will be some changes, we expect that 99 percent of Gentiva employees will continue on at the combined company and the integration team is working on the plan to best incorporate corporate-level employees.
Will spiritual care remain an important part of the combined company?
Spiritual care coordinators are an important part of Kindred at Home’s hospice teams, and will continue to be so within the combined company. Our interdisciplinary teams include nurses, physicians, social workers, spiritual care coordinators, certified nursing assistants, volunteers and more. Each team works collaboratively to effectively manage the physical, emotional, spiritual and social needs of the patient and their families.
I will be with Gentiva for 25 years in March 2015. Will they still have the recognition program for service time? I feel this is a very good program and has always been looked forward to on a milestone anniversary.
Let us start by congratulating you on your years of service! You represent the dedicated service that both companies value. Kindred has a strong recognition program and we are committed to having a strong program in place for the combined company. At this time, it is unclear what the ultimate recognition program will look like, but it will reflect the best practices from Gentiva and Kindred’s current programs.
continued

Kindred Healthcare & ® GENTIVA®
Better Together
I was a Manager of Clinical Practice until my son was born, and due to the demanding hours and on-call I was unable to keep my position and now work per-diem in the field. I was wondering about future job opportunities with Kindred.
Thank you for your continued service. We believe that the combined company will provide new employment opportunities in settings across the post-acute continuum for dedicated caregivers such as yourself.
PAPERWORK & REPORTING PRACTICES
Will our paper work change related to physical therapy?
As we proceed with the planned integration, we will look to combine the best therapy reporting practices of both companies for the combined company.
STOCKS
Is there currently an employee stock purchase plan with Kindred?
At this time, Kindred does not offer an employee stock purchase plan.
If an employee with Gentiva stock resigns from Gentiva or sells his/her stock prior to the merger close, will they still receive the Kindred $5.00 per share amount?
If you sell your stock for any reason before the merger closes, you will not receive the cash/stock Kindred offer for Gentiva stock. The cash/stock offer only applies to those who are holding Gentiva stock when the merger closes. Any stock you sell before the close of the merger would settle in cash based on the share price at the time your trade is executed, just as any normal trade.
REPUTATION MANAGEMENT
With this merger, I’m concerned what another name change will do to our reputation with customers.
From a first-hand experience, Kindred understands the challenges and opportunities involved with name reputation and brand integration. The Gentiva family of brands is very respected, and our goal is to unite the two companies in order to eliminate confusion in the marketplace. This is a subject that we will continue to evaluate in the context of integration.
STRUCTURE OF THE COMBINED COMPANY
Is there any information on how the Recruitment function will be structured with the combined company?
Recruiting is a critical function for both Kindred and Gentiva and will continue to be after the companies are combined. This is yet another area that our integration teams are addressing so that they may identify the best practices for the combined company. Once we know more about what the recruitment function, process and systems will look like, we will be sure to provide updates.
How will the integration process work? How will it be determined who will stay as DOPC, or ADOPC, or Kindred supervisors while merging offices?
The integration teams have been developed with representatives from both companies. Those teams will be evaluating the best practices of both organizations which we feel will create exciting opportunities for our employees. As decisions are made, we commit to communicating with you in a timely manner.
Will we continue to fund and support Camp Ibelieve, Camp Braveheart and the other bereavement camps for our grieving children?
Both Gentiva and Kindred recognize the importance of providing compassion and support to those in need. To that end, we would not anticipate any changes to those programs at this time.
continued

Kindred Healthcare & ® GENTIVA ®
Better Together
Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition as smooth as possible, and as we begin to develop our go-forward strategy, we promise to share the information with you.
As a reminder, we encourage you to submit any questions you may have to GentivaBetterTogether@kindred.com, so that we may communicate with you openly and transparently. Also, to see past issues of Better Together, go to www.kindred.com/ employees and click on the PDFs on the main page.
We want to remind everyone until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete.
Thanks for all you do!
Warm Regards,
Ben Breier President and COO of Kindred Healthcare
Jon Rousseau President, Kindred at Home, Kindred Healthcare
David Causby President and COO of Gentiva

Kindred Healthcare & ® GENTIVA ®
Better Together
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.
Participants in Solicitation
Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.